

August 28, 2012

Via e-mail:
Mr. Mitchell Miller
Chief Executive Officer
Poly Shield Technologies Inc.
433 Plaza Real, Suite 275
Boca Raton, FL 33432

> **Re:** **Poly Shield Technologies Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 0-33309**

Dear Mr. Miller:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 13

1. We note that the introduction paragraph states that the audit opinion only covers December 31, 2011. The opinion paragraph however refers to both the years ended December 31, 2010 and December 31, 2011. If your current auditor reaudited the year 2010, please have your auditor revise its opinion to also cover the year 2010. If this is not the case, please include the auditor report of your former auditor covering the year December 31, 2010.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director